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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 9, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Announcement of the Status of Share Repurchase

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NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

January 9, 2015

Announcement of the Status of Share Repurchase

(Share Repurchase under the provisions of Articles of Incorporation pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC. (the “Company”) hereby announces the status of the Company’s repurchase of its own shares conducted based on Article 156 (1) of the Companies Act, as applied pursuant to Article 165 (3) of the same Act, and in accordance with the Company’s Articles of Incorporation, as detailed below.

1.	Class of shares: Common stock

2.	Aggregate number of shares repurchased: 16,197,500 shares

3.	Aggregate price of shares repurchased: 29,728,119,783 yen

4.	Period for share repurchase: From December 1 to 31, 2014

5.	Method of repurchase: Purchase on the Tokyo Stock Exchange

(Note 1)

Details of the resolution adopted by the Board of Directors on April 25, 2014

(1)	Class of shares to be repurchased: Common stock

(2)	Aggregate number of shares to be repurchased: Up to 320,000,000 shares

(equal to 7.72% of the total number of issued shares (excluding treasury shares) as of April 25, 2014)

(3)	Aggregate price of shares to be repurchased: Up to 500,000,000,000 yen

(4)	Period for share repurchase: From April 26, 2014 to March 31, 2015

(Note 2)

Total number and aggregate price of shares repurchased as of December 31, 2014 based on the resolution adopted by the Board of Directors on April 25, 2014

(1)	Aggregate number of shares repurchased: 215,276,121 shares

(2)	Aggregate price of shares repurchased: 369,696,886,253 yen

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 64 million mobile customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437) and New York (DCM) stock exchanges. Please visit https://www.nttdocomo.co.jp/english/ for more information.